Exhibit (d)(iii)

DATED: June 11, 2019

SECOND AMENDED SCHEDULE A

TO THE AMENDED and RESTATED

INVESTMENT ADVISORY AGREEMENT

BETWEEN ADVISERS INVESTMENT TRUST

AND

VONTOBEL ASSET MANAGEMENT, INC.

Name of Fund	Compensation*
Vontobel U.S. Equity Institutional Fund	Annual rate of 0.5000 % of the average daily net assets of the Fund on the first $500 million of the Fund.
Annual rate of 0.4500 % of the average daily net assets of the Fund on assets of the Fund over $500 million.

Advisers Investment Trust

By:	/s/ Barbara J. Nelligan
Name:	Barbara J. Nelligan
Title:	President

Vontobel Asset Management, Inc.		Vontobel Asset Management, Inc.

By:	/s/ Joseph Mastoloni	By:	/s/ Bartolomeo Toto
Name:	Joseph Mastoloni	Name:	Bartolomeo Toto
Title:	Chief Compliance Officer	Title:	Director of Accounting

*	All fees are computed daily and paid monthly.